07027029

RECEIVED

2007 OCT -2 A 8:52

September 28, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

SUPPL

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Attached hereto as Exhibit A is an English translation of a Japanese language document, and attached as Exhibit B is a brief description of a Japanese language document, as required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

PROCESSED
OCT 03 2007
THOMSON
FINANCIAL

By T. Hirate

Name: Toshihiko Hirate
Title: Manager of the Accounting Department

(Enclosures)
cc: Izumi Akai, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

10/2

TOKYO:35103.1

File No. 082-34930

Exhibit A

English Translation of a Japanese Language Document Submitted to Japanese Stock Exchanges, where Shares of the Company are Listed

1. Summary of Consolidated Financial and Business Results of the First Quarter for the Fiscal Year 2007 (to March 31, 2008), dated August 2, 2007 and filed with the Tokyo Stock Exchange, Inc. and Osaka Securities Exchange Co., Ltd.

(Attachment: Summary of Consolidated Financial and Business Results of the First Quarter for the Fiscal Year 2007.)

File No. 082-34930

Exhibit B

A Brief Description of a Japanese Language Document Submitted to Osaka Securities Exchange Co., Ltd., where Shares of the Company are Listed

1. A report, dated September 3, 2007 and filed with Osaka Securities Exchange Co., Ltd., regarding the change in the number of the Shares listed from 100,571,037.00 to 100,641,263.00 due to the exercise in August 2007 of stock acquisition rights attached to convertible bonds.

Exhibit A

File No. 082-34930

Summary of Consolidated Financial and Business Results of the First Quarter for the Fiscal Year 2007 (to March 31, 2008)

August 2, 2007

Company name		Mori Seiki Co., Ltd.
Code Number		6141 Tokyo and Osaka Stock Exchanges
		(URL http://www.moriseiki.co.jp/)
Representative	Title	President
	Name	Masahiko Mori
Contact	Title	Director Accounting / Finance HQ Executive Officer
	Name	Morikuni Uchigasaki (TEL: 052-587-1835)

Note: All amounts less than one million are disregarded.

1. Consolidated business results for the First Quarter of fiscal year 2007 (April 1, 2007 to June 30, 2007)

(1) Consolidated business results

(Percent change shows the change from the previous First Quarter fiscal year)

	Net sales		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
First Quarter Fiscal Year 2007	43,043	19.8	5,184	13.8	5,205	9.9	2,844	–
First Quarter Fiscal Year 2006	35,936	27.8	4,554	202.8	4,736	212.2	Δ 144	–
Fiscal Year 2006	172,262		25,043		24,716		16,194	

	Net income per share in this quarter	Diluted net income per share
	yen	yen
First Quarter Fiscal Year 2007	29.69	28.50
First Quarter Fiscal Year 2006	Δ 1.56	—
Fiscal Year 2006	174.78	168.12

(2) Consolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Shareholders' equity per share
	million yen	million yen	%	yen
First Quarter Fiscal Year 2007	173,721	131,052	75.1	1,355.40
First Quarter Fiscal Year 2006	158,670	111,563	70.0	1206.96
Fiscal Year 2006	169,034	131,036	77.2	1,358.82

(3) Consolidated cash flows

	Cash flows from operating activities	Cash flows from investment activities	Cash flows from financing activities	Balance of cash and cash equivalents at the end of the term
	million yen	million yen	million yen	million yen
First Quarter Fiscal Year 2007	Δ 201	Δ2,351	Δ1,756	26,543
First Quarter Fiscal Year 2006	7,540	Δ1,244	Δ2,633	35,106
Fiscal Year 2006	23,495	Δ8,082	Δ16,989	29,959

2. Consolidated earnings forecast for Fiscal Year 2007 (April 1, 2007 to March 31, 2008)

(Percent change shows the change from the previous interim or full year.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	million yen	%	million yen	%	million yen	%	million yen	%	yen
Interim	84,000	19.8	14,000	40.0	14,000	39.5	8,400	83.2	87. 47
Full Year	188,000	9.1	28,000	11.8	28,000	13.3	16,800	3.7	174. 94

3. Other

(1) Changes of significant subsidiaries during the financial term (increasing/deletion in the scope of consolidation) — Yes / **None** (circled)

(2) Adoption of simplified accounting methods — **Yes** (circled) / None

(3) Changes of accounting methods from the most recent consolidated fiscal year — Yes / **None** (circled)

Note: Please refer to 4. Other in the page No.4 on "[Qualitative Information and Financial reports etc.]" for further details.

※Proper use of the earnings forecast and other notes

The above forecasts are based on information available as of the release of this report and assumptions of several uncertain factors which may affect the company's results. Actual results might be different from the above estimates due to subsequent changes in the circumstances. Please refer to the attached materials for further information of the forecasts and assumptions.

[Qualitative Information/Financial Statements, etc]

1. Qualitative information about consolidated operating results

At present the machine tool industry is still enjoying strong demand from customers in Japan, and demand from overseas customers has been increasing rapidly, especially in Europe and Asia.

This increased demand has resulted from the development of natural resources, overhauling of infrastructure, global automobile production, and most notably from the remarkable expansion of the aircraft industry. As mass production of aircraft gets into full swing, the need for a worldwide system of parts supply will be even more important.

Against this business environment, demand for Mori Seiki's lathes, machining centers and multi-axis machines is progressing smoothly. For the first quarter of this fiscal year, sales were 19.8% higher than for the same period last year, at 43.043 billion yen, and operating profit increased by 13.8% to 5.184 billion yen.

2. Qualitative information about consolidated financial status

Total assets increased by 4.686 billion yen compared with the end of the previous fiscal year to 173.721 billion yen, and liabilities increased by 4.671 billion yen to 42.669 billion yen. Net assets increased by 16 million yen to 131.052 billion yen. These results mean that our shareholders' equity ratio has moved from 77.2% at the end of the previous fiscal year to 75.1%.

The main reasons for this increase in assets are that even though cash and deposits have decreased by 3.415 billion yen and notes receivable and accounts receivable by 3.366 billion yen, inventories increased by 6.366 billion yen and buildings and structures by 1.419 billion yen.

(Cash flow situation)

At the end of the first quarter the balance of cash and cash equivalents was 26.543 billion yen, down 4.042 billion yen from the end of the previous fiscal year.

"Cash flow generated by operating activities" decreased by 201 million yen as a result of net income for the quarter before tax adjustments, etc, of 6.21 billion yen, a 4.38 billion yen decline in accounts receivable, increase in inventories of 6.217 billion yen, an increase in income tax payments of 3.626 billion yen, etc.

"Cash flow generated by investment activities" decreased by 2.351 billion yen because of purchases of tangible fixed assets of 1.243 billion yen.

"Cash flow generated by financing activities" decreased by 1.756 billion yen because of dividend payments of 1.946 billion yen.

3. Qualitative information about consolidated earnings forecast

Our medium-term management plan, the Mori-568PLAN which is being implemented over the three years from FY 2005 to FY 2007, is progressing favorably in its third year, so there is no change to the consolidated earnings forecast published on May 7, 2007.

※ The earnings forecast is based on information available at the time of publication, but since it contains various uncertain factors, it is possible that the actual results may differ from those forecast.

4. Other

(1) Important changes in subsidiary companies (changes of subsidiaries in the scope of consolidation) during the term.

There are no applicable matters.

(2) Adoption of simpler accounting practices

Accounting standards for corporate taxes, etc ・・・ Calculated using the predicted full-year tax rate based on the legally effective tax rate.

Apart from these, we have adopted simplified procedures for some items which have very small impact.

(3) Changes to accounting practices from recent consolidated fiscal years

There are no applicable matters.

5. Consolidated financial statement

(1) 1st quarter Consolidated balance sheets

Bracket	End of previous consolidated 1st quarter(A) (June 30 ,2006)	End of Current consolidated 1st quarter(B) (June 30 ,2007)	Change(B-A)		End of previous consolidated fiscal year (April 1, 2006to March 31, 2007)
	Amount(million yen)	Amount(million yen)	Amount (million yen)	Percentage of total (%)	Amount(million yen)
(Assets)					
Ⅰ Current Assets					
1 Cash and deposit	35,106	26,543	Δ8,562	Δ24.4	29,959
2 Notes and account receivable	24,443	29,550	5,107	20.9	32,918
3 Inventories	27,919	36,271	8,351	29.9	29,904
4 Deferred income taxes	153	2,041	1,887	—	1,881
5 Consumption tax receivable	318	603	284	89.3	610
6 Other	3,493	4,977	1,483	42.5	2,704
7 Allowance for doubtful receivables	Δ345	Δ281	64	18.6	Δ281
Total current assets	91,089	99,706	8,616	9.5	97,694
Ⅱ Fixed assets					
1 Property ,plant and equipment					
(1) Buildings and structure	23,431	24,486	1,054	4.5	23,067
(2) Machinery ,equipment and vehicles	6,209	7,983	1,773	28.6	7,004
(3) Land	18,254	15,756	Δ2,497	Δ13.7	15,533
(4) Construction in progress	888	280	Δ607	Δ68.4	82
(5) Other	3,168	3,779	610	19.3	3,721
Total property ,plant and equipment	51,951	52,286	334	0.6	49,409
2 Intangible fixed assets	2,918	4,215	1,297	44.4	4,092
3 Investments and other assets					
(1) Investment in securities	11,972	15,375	3,402	28.4	15,709
(2) Long-term prepaid expenses	196	449	253	129.1	159
(3) Deferred income taxes	9	1,066	1,056	—	165
(4) Other	532	622	90	16.9	1,804
(5) Allowance for doubtful receivables	—	—	—	—	Δ1
Total investments and other assets	12,710	17,513	4,803	37.8	17,837
Total fixed assets	67,580	74,015	6,435	9.5	71,340
Total assets	158,670	173,721	15,051	9.5	169,034

Bracket	End of previous consolidated 1st quarter(A) (June 30 ,2006)	End of Current consolidated 1st quarter(B) (June 30 ,2007)	Change(B-A)		End of previous consolidated fiscal year (March 31, 2007)
	Amount(million yen)	Amount(million yen)	Amount (million yen)	Percentage of total (%)	Amount(million yen)
(Liabilities)					
I Current liabilities					
1 Account payable	10,008	12,240	2,233	22.3	11,612
2 Short-term loans	1,320	1,500	180	13.6	1,500
3 Current portion of long-term debt	5,084	—	Δ5,084	Δ100.0	—
4 Other accounts payable	4,683	7,042	2,359	50.4	6,786
5 Accrued expenses	1,441	608	Δ833	Δ57.8	478
6 Advances received	1,913	1,959	46	2.4	1,398
7 Accrued income taxes	900	4,037	3,136	348.4	4,982
8 Accrued consumption tax	28	30	2	7.1	48
9 Deferred income taxes	130	156	25	19.2	164
10 Allowance for warranty protection	645	946	301	46.7	810
11 allowance for executive bonuses	—	50	50	—	158
12 Other	1,941	7,606	5,665	291.7	3,168
Total current liabilities	28,096	36,178	8,082	28.8	31,104
II Long-term liabilities					
1 Bonds with stock acquisition right	9,331	3,868	Δ5,463	Δ58.5	3,920
2 Long-term debt	5,103	—	Δ5,103	Δ100.0	—
3 Long-term accounts payable	310	444	134	43.2	430
4 Deferred income taxes	2,566	478	Δ2,088	Δ81.4	844
5 Deferred income taxes on reserve for land revaluation	1,699	1,699	—	—	1,699
Total long-term liabilities	19,010	6,490	Δ12,519	Δ65.9	6,894
Total liabilities	47,106	42,669	Δ4,437	Δ9.4	37,998
(Net worth)					
I Shareholders' equity					
1 Common stock	29,286	32,048	2,762	9.4	32,022
2 Capital surplus	42,557	45,316	2,758	6.5	45,328
3 Retained earnings	39,499	54,315	14,816	37.5	53,985
4 Treasury stock	Δ3,754	Δ5,139	Δ1,385	Δ36.9	Δ5,368
Total shareholders' equity	107,590	126,540	18,950	17.6	125,968
II adjustment gains and losses					
1 Net unrealized holding gain on securities	3,419	4,941	1,521	44.5	4,569
2 Deferred hedge profits	Δ252	Δ3,315	Δ3,062	—	Δ1,341
3 Reserve for land revaluation	1,545	1,545	—	—	1,545
4 Translation adjustment	Δ1,212	762	1,974	162.9	Δ240
Total adjustment gains and losses	3,500	3,933	433	12.4	4,522
III Minority interests	473	577	104	22.0	545
Total net worth	111,563	131,052	19,489	17.5	131,035
Total liabilities ,net worth	158,670	173,721	15,051	9.5	169,034

(2) 1st quarter consolidated statement of income

Bracket	Previous consolidated 1st quarter(A) (April 1 2006 to June 30 2006)	Current consolidated 1st quarter(B) (April 1 2007 to June 30 2007)	Change(B-A)		(Reference) Previous consolidated fiscal year (April 1 2006 to March 31 2007)
	Amount (million yen)	Amount (million yen)	Amount (million yen)	Percentage of total (%)	Amount(million yen)
I Net sales	35,936	43,043	7,107	19.8	172,262
II Cost of sales	21,324	24,807	3,483	16.3	102,312
Gross profit	14,611	18,235	3,624	24.8	69,949
III Selling, general and administrative expenses	10,057	13,051	2,994	29.8	44,906
Operating income	4,554	5,184	629	13.8	25,043
IV Non operating income	263	284	20	7.7	522
1 Interest income	21	36	15	72.8	133
2 Dividend income	61	114	52	85.6	107
3 Equity method income	96	—	△96	△100.0	—
4 Bond premium	11	13	2	26.5	45
5 Other	73	119	45	62.2	235
V Non-operating expenses	81	262	181	220.6	848
1 Interest expenses	21	7	△14	△64.7	47
2 Foreign exchange loss	—	191	191	—	339
3 Fees and commissions	20	33	13	64.7	218
4 Bond issue expenses	0	0	0	—	54
5 Other	39	30	△9	△24.2	187
Ordinary income	4,736	5,205	469	9.9	24,716
VI Extraordinary income	36	38	1	5.5	101
1 Gain on sale of fixed assets	0	25	25	—	57
2 Gain on sale of investments in securities	31	12	△19	△61.0	37
3 Gain on sales of investments and other assets Reversal of allowance for doubtful accounts	4	—	△4	△100.0	5
VII Extraordinary expenses	4,880	33	△4,847	△99.3	5,415
1 Loss on sale of fixed assets	1	12	11	886.0	185
2 Loss on disposal of fixed assets	13	20	7	57.3	155
3 Loss on inventory disposal	4,209	—	△4,209	△100.0	4,209
4 Loss on devaluation of investments in securities	—	—	—	—	201
5 Loss on termination of lease Loss on sales of investments and other assets	—	—	—	—	6
6 Allowance for warranty protection the past fiscal year	657	—	△657	△100.0	657
Income before income taxes (△)	△108	5,210	5,319	—	19,403
Income taxes	180	2,568	2,388	—	5,308
Corporation tax adjustment	△192	△228	△35	18.6	△2,202
Minority interests in net income (△)	△48	△25	22	△46.0	△102
Net income (△)	△144	2,844	2,989	—	16,194

(3) Consolidated statement of stockholders' equity

Previous consolidated First Quarter fiscal year (April 1, 2006 to June 30, 2006) (unit : million yen)

	Owners'equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock at Cost	Total owners' equity
Balance as of year March 31 2006	29,285	42,529	49,645	Δ3,867	117,593
Amount of changes in the quarter of fiscal year					
Issue of new stock	1	1			2
Dividends of retained earnings			Δ3,677		Δ3,677
Bonuses to directors			Δ142		Δ142
Quarter net loss			Δ144		Δ144
Purchase of Treasury stock				Δ1	Δ1
Disposal of Treasury stock		27		114	142
Reversal of reserve for land revaluation			Δ6,181		Δ6,181
Net amount of changes in the quarter of fiscal year other than owners'equity					—
Total amount of changes in the quarter of fiscal year	1	28	Δ10,145	112	Δ10,003
Balance as of June 30,2006	29,286	42,557	39,499	Δ3,754	107,590

	Adjustment gains and losses					Minority interests	Total of Net Income
	Net unrealized gains and losses on securities	Income of deferral hedge	Reserve for land revaluation	Translation adjustment	Total of Net worth		
Balance as of year March 31 2006	4,576	—	Δ4,636	Δ1,186	Δ1,246	425	116,772
Amount of changes in the quarter of fiscal year							
Issue of new stock							2
Dividends of retained earnings							Δ3,677
Bonuses to directors							Δ142
Quarter net loss							Δ144
Purchase of Treasury stock							Δ1
Disposal of Treasury stock							142
Reversal of reserve for land revaluation							Δ6,181
Net amount of changes in the quarter of fiscal year other than owners'equity	Δ1,156	Δ252	6,181	Δ25	4,746	47	4,793
Total amount of changes in the quarter of fiscal year	Δ1,156	Δ252	6,181	Δ25	4,746	47	Δ5,209
Balance as of June 30,2006	3,419	Δ252	1,545	Δ1,212	3,500	473	111,563

Current consolidated First Quarter fiscal year (April 1, 2007 to June 30, 2007) (unit : million yen)

	Owners'equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock at	Total owners' equity
Balance as of year March 31 2007	32,022	45,328	53,985	Δ5,368	125,968
Amount of changes in the quarter of fiscal year					
Issue of new stock	26	26			52
Dividends of retained earnings			Δ2,305		Δ2,305
Quarter net loss			2,844		2,844
Purchase of Treasury stock				Δ3	Δ3
Disposal of Treasury stock		Δ39		232	193
Amount of an earned surplus decrease according to new connection			Δ160		Δ160
Amount of an earned surplus decrease according to connected exclution.			Δ48		Δ48
Net amount of changes in the quarter of fiscal year other than owners'equity					—
Total amount of changes in the quarter of fiscal year	26	Δ12	330	228	572
Balance as of June 30,2007	32,048	45,316	54,315	Δ5,139	126,540

	Adjustment gains and losses					Minority interests	Total of Net Income
	Net unrealized gains and losses on securities	Income of deferral hedge	Reserve for land revaluation	Translation adjustment	Total of Net worth		
Balance as of year March 31 2007	4,559	Δ1,341	1,545	Δ240	4,522	545	131,036
Amount of changes in the quarter of fiscal year							
Issue of new stock							52
Dividends of retained earnings							Δ2,305
Quarter net loss							2,844
Purchase of Treasury stock							Δ3
Disposal of Treasury stock							193
Amount of an earned surplus decrease according to new connection							Δ160
Amount of an earned surplus decrease according to connected exclution.							Δ48
Net amount of changes in the quarter of fiscal year other than owners'equity	381	Δ1,973	—	1,003	Δ588	31	Δ556
Total amount of changes in the quarter of fiscal year	381	Δ1,973	—	1,003	Δ588	31	15
Balance as of June 30,2007	4,941	Δ3,315	1,545	762	3,933	577	131,052

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007) (unit : million yen)

	Owners'equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock at	Total owners' equity
Balance as of year March 31 2006	29,286	42,529	49,645	Δ3,867	117,593
Amount of change in the fiscal year					
Issue of new stock	2,736	2,730			5,466
Dividends of retained earnings			Δ3,677		Δ3,677
Dividends of retained earnings (Medium dividends)			Δ1,852		Δ1,852
Bonuses to directors			Δ142		Δ142
Net income			16,194		16,194
Purchase of Treasury stock				Δ2,564	Δ2,564
Disposal of Treasury stock		69		1,062	1,132
Reversal of reserve for land revaluation			Δ6,181		Δ6,181
Net amount of changes in the fiscal year other than owners'equity					—
Total amount of changes in the fiscal year	2,736	2,799	4,340	Δ1,501	8,375
Balance as of March 31,2007	32,022	45,328	53,985	Δ5,368	125,968

	Adjustment gains and losses					Minority interests	Total of Net Income
	Net unrealized gains and losses on securities	Income of deferral hedge	Reserve for land revaluation	Translation adjustment	Total of Net worth		
Balance as of year March 31 2006	4,576	—	Δ4,636	Δ1,186	Δ1,246	425	116,772
Amount of change in the fiscal year							
Issue of new stock							5,466
Dividends of retained earnings							Δ3,677
Dividends of retained earnings (Medium dividends)							Δ1,852
Bonuses to directors							Δ142
Net income							16,194
Purchase of Treasury stock							Δ2,564
Disposal of Treasury stock							1,132
Reversal of reserve for year other than owners'equity							Δ6,181
Net amount of changes in the fiscal year other than owners'equity	Δ16	Δ1,341	6,181	945	5,768	120	5,888
Total amount of changes in the fiscal year	Δ16	Δ1,341	6,181	945	5,768	120	14,263
Balance as of March 31,2007	4,560	Δ1,341	1,545	Δ240	4,522	545	131,036

MINEBEA

(3)1st quarter Consolidated Statement of Cash flows

	Previous consolidated 1st quarter (April 1 2006 to June 30 2006)	Current consolidated 1st quarter (April 1 2007 to June 30 2007)	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
	Amount (million yen)	Amount (million yen)	Amount (million yen)
I Cash flow from operating activities			
1 Income before income taxes and minority interests	△108	5,210	19,403
2 Depreciation and amortization	1,120	1,361	4,982
3 Loss on sale of fixed assets	1	12	185
4 Loss on disposal of fixed assets	13	20	166
5 Loss on impairment of fixed assets	4,209	-	4,209
6 Gain on sale of fixed assets	△0	△25	△57
7 Gain on sale of investments in securities	-	-	201
8 Profit on sale of investments in other	-	-	△5
9 Amortization of represent goodwill	134	204	703
10 Equity method income	△11	△13	△45
11 Loss on devaluation of investments in assets	-	-	6
12 Increase in Bonuses to directors and statutory auditors	-	60	158
13 Bond redemption expense	0	0	54
14 Increase in allowance for doubtful receivables	69	△13	△8
15 Increase in allowance of products warranty	645	114	810
16 Interest and dividend income	△82	△150	△240
17 Interest expense	21	7	47
18 Unrealized exchange gain	△60	△890	△845
19 Increase in trade receivable	5614	4,380	△1,789
20 Decrease (increase) in inventories	△3,274	△6,217	△5,681
21 Increase in accounts payable	288	307	1,812
22 Decrease (increase) in uncollected consumption tax	△11	△15	△283
23 Increase (decrease) in unpaid consumption tax	27	6	7
24 Increase (decrease) in other accounts payable	201	△180	2,227
25 Bonuses to directors and statutory auditors	△142	△158	△142
26 Other	△622	△519	△836
Sub-total	8,033	3,484	25,048
27 Interest and dividend income received	82	156	238
28 Interest paid	△10	△13	△50
29 Income tax (paid) refunded	△565	△3,826	△1,741
Cash flow from operating activities	7,540	△201	23,496

	Previous consolidated 1st quarter (April 1 2006 to June 30 2006)	Current consolidated 1st quarter (April 1 2007 to June 30 2007)	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
	Amount (million yen)	Amount (million yen)	Amount (million yen)
II Cash flow from investing activities			
1 Increase in investments in securities	—	Δ717	Δ1,535
2 Increase in investment in a subsidiary and an affiliate companies	—	—	Δ1,845
3 Increase in investment for affiliate companies	—	—	Δ57
4 Proceeds from adjustment for stock of affiliate companies	11	—	11
5 Proceeds from sale of property, plant and equipment	63	41	4,855
6 Purchase of property, plant and equipment	Δ1,127	Δ1,243	Δ5,936
7 Purchase of other assets	Δ237	Δ244	Δ2,449
8 Purchase of loan for long-term advance	—	—	Δ969
9 Other	45	Δ187	Δ163
Cash flow from investing activities	Δ1,244	Δ2,351	Δ8,082
III Cash flow from financing activities			
1 Increase (decrease) in short-term bank loans	—	—	180
2 Proceeds from long-term debt	Δ21	—	Δ10,208
3 Proceeds from disposal of Treasury stock	142	193	1,132
4 Purchase of Treasury stock	Δ1	Δ3	Δ2,563
5 Cash Dividend	Δ2,753	Δ1,946	Δ5,530
Cash flow from financing activities	Δ2,633	Δ1,756	Δ16,989
IV Effect of exchange rate changes on cash and cash equivalents	Δ137	267	Δ46
V Increase (decrease) in cash and cash equivalents	3,523	Δ4,042	Δ1,623
VI Cash and cash equivalents at beginning of the year	31,582	29,959	31,582
VII Increase (decrease) in cash and cash equivalents with addition	—	628	—
VIII decrease in cash and cash equivalents with elimination	—	Δ2	—
IX Cash and cash equivalents at end of the year	35,106	26,543	29,959

(Segment information)

By geographic region

Previous consolidated First Quarter fiscal year (April 1, 2006 to June 30, 2006) (unit : million yen)

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated
Sales and operating income							
Sales							
(1) Sales to third parties	19,493	7,721	7,990	730	35,936	—	35,936
(2) Intra-group sales	12,911	62	120	186	13,280	(13,280)	—
Total sales	32,405	7,783	8,110	917	49,217	(13,280)	35,936
Operating expenses	28,094	7,572	7,852	903	44,423	(13,041)	31,381
Operating income (loss)	4,310	211	257	14	4,793	(239)	4,554

Note: 1 Shared operating expenses are distributed among all segments.
2 The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

Current consolidated First Quarter fiscal year (April 1, 2007 to June 30, 2007) (unit : million yen)

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated
Sales and operating income							
Sales							
(1) Sales to third parties	21,382	7,912	12,659	1,088	43,043	—	43,043
(2) Intra-group sales	18,068	195	356	346	18,967	(18,967)	—
Total sales	39,451	8,108	13,016	1,435	62,011	(18,967)	43,043
Operating expenses	34,030	8,021	12,719	1,403	56,175	(18,315)	37,659
Operating income (loss)	5,420	86	296	31	5,835	(651)	5,184

Note: 1 Shared operating expenses are distributed among all segments.
2 The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

By geographic region

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007) (unit : million yen)

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated
Sales and operating income							
Sales							
(1) Sales to third parties	88,643	34,328	44,745	4,544	172,262	—	172,262
(2) Intra-group sales	63,751	939	662	1,081	66,435	(66,435)	—
Total sales	152,396	35,267	45,407	5,626	238,697	(66,435)	172,262
Operating expenses	130,133	34,688	43,286	5,498	213,604	(66,435)	147,219
Operating income (loss)	22,262	579	2,121	129	25,093	(50)	25,043

Note: 1 Shared operating expenses are distributed among all segments.
2 The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas.........................United States, Brazil, Mexico
Europe...........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

[overseas sales]

Previous consolidated First Quarter fiscal year (April 1, 2006 to June 30, 2006)

	Americas	Europe	Asia and Oceania	Total
I Overseas sales (million yen)	8,515	8,239	2,818	19,573
II Consolidated Sales (million yen)	—	—	—	35,936
III Overseas sales as a percentage of total consolidated sales (%)	23.7	23.0	7.8	54.5

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas.........................United States , Brazil , Canada , Argentina , Mexico
Europe...........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, the Czech Republic, Hungary, Poland
Asia / Oceania..................Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, Philippines, Vietnam

Current consolidated First Quarter fiscal year (April 1, 2007 to June 30, 2007)

	Americas	Europe	Asia and Oceania	Total
I Overseas sales (million yen)	8,868	13,373	5,305	27,546
II Consolidated Sales (million yen)	—	—	—	43,043
III Overseas sales as a percentage of total consolidated sales (%)	20.6	31.1	12.3	64.0

Notes: 1 Overseas sale consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States , Brazil , Canada , Argentina , Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, the Czech Republic, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, the Philippines, Vietnam

Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

	Americas	Europe	Asia and Oceania	Total
I Overseas sales (million yen)	38,888	46,954	16,483	102,324
II Consolidated Sales (million yen)	—	—	—	172,262
III Overseas sales as a percentage of total consolidated sales (%)	22.6	27.2	9.6	59.4

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States , Brazil , Canada , Argentina , Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, the Czech Republic, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, the Philippines, Vietnam

END